UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

F-STAR THERAPEUTICS, INC.

(Name of Subject Company)

SINO BIOPHARMACEUTICAL LIMITED,

INVOX PHARMA LIMITED

and

FENNEC ACQUISITION INCORPORATED

(Names of Filing Persons (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30315R 107
(CUSIP Number of Class of Securities)

Tyron Hussey

invoX Pharma Limited

5 Merchant Square

London, United Kingdom, W2 1AY

+44 203 786 5144

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

With a copy to:

George Casey

George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$14,559	Filing Party:	invoX Pharma Limited
Form or Registration No.:	Schedule TO-T	Date Filed:	July 7, 2022

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to Schedule TO (together with any exhibits and annexes attached hereto, and as it may be amended or supplemented from time to time, this “Amendment”) is filed by (i) Fennec Acquisition Incorporated, a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of invoX Pharma Limited, a private limited company organized under the laws of England and Wales (“Parent”), which is a direct wholly-owned subsidiary of Sino Biopharmaceutical Limited, a company organized under the laws of the Cayman Islands (“SBP”), (ii) Parent and (iii) SBP, and amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 7, 2022 (together with any amendments and supplements thereto, the “Schedule TO”) by Purchaser, Parent, and SBP. The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares (each, a “Share” and collectively, the “Shares”) of common stock, par value $0.0001 per share, of F-star Therapeutics, Inc., a Delaware corporation (the “Company”), for $7.12 per Share, payable net to the holder in cash, without interest, subject to any withholding taxes required by applicable law, and on the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2022 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(a) to the Schedule TO, and in the accompanying letter of transmittal, a copy of which is attached as Exhibit (a)(1)(b) to the Schedule TO, and which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 5, 6 and 11.

The Offer to Purchase and Items 5, 6 and 11 of the Schedule TO, to the extent such Items 5, 6 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with the Company” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end thereof:

On the morning of July 7, 2022, Purchaser, Parent, and SBP filed with the SEC the Schedule TO.

Later on July 7, 2022, the Company filed with the SEC the Schedule 14D-9 with respect to the Offer.

Between July 7, 2022 and July 25, 2022, Mintz and Shearman & Sterling, at the direction of their respective clients, negotiated and finalized the terms of separate letter agreements with Darlene Deptula-Hicks, Chief Financial Officer, Treasurer and Secretary of the Company, and Dr. Louis Kayitalire, Chief Medical Officer of the Company.

2.	The information set forth in Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end of the subsection titled “Certain Employment Arrangement Changes”:

Letter Agreement with Darlene Deptula-Hicks. On July 25, 2022, Ms. Deptula-Hicks and Parent entered into a severance agreement (the “Deptula-Hicks Letter Agreement”) solely to provide her, in the event the Merger is consummated and her services are thereafter terminated before annual bonuses for the 2022 performance year have been paid, with a cash severance amount equal to the value of a prorated bonus for the portion of the 2022 performance year that she remains engaged with the Company, through the 90-day period following notice of her termination, capped at 40% of her actual pay for the last twelve months prior to June 22, 2022. This cash severance payment is subject to Ms. Deptula-Hicks executing a customary release of claims and conditioned on consummation of the Merger. The foregoing is in lieu of the Company and Ms. Deptula-Hicks entering into any such arrangement to add a cash severance benefit, and is in addition to the change-in-control benefits she is entitled to receive based on her pre-existing contractual arrangements with the Company, as previously disclosed by the Company in the Schedule 14D-9.

This summary of the Deptula-Hicks Letter Agreement is only a summary and is qualified in its entirety by reference to the Deptula-Hicks Letter Agreement, which is filed as Exhibit (d)(7) of the Schedule TO and is incorporated herein by reference.

Letter Agreement with Louis Kayitalire. On July 25, 2022, Dr. Kayitalire and Parent entered into an incentive agreement (the “Kayitalire Letter Agreement”) providing him with the following retention benefits if he continues to work for the Company through the one-year anniversary of the closing of the Merger: on the one-year anniversary of the closing of the Merger, he is entitled to receive a one-time cash bonus equal to €132,250. If Dr. Kayitalire continues to work for the Company through the 18-month anniversary of the closing of the Merger, he is entitled to receive an additional one-time cash bonus equal to €132,250. The foregoing is in addition to the change-in-control benefits he is entitled to receive based on his pre-existing contractual arrangements with the Company, as previously disclosed by the Company in the Schedule 14D-9.

This summary of the Kayitalire Letter Agreement is only a summary and is qualified in its entirety by reference to the Kayitalire Letter Agreement, which is filed as Exhibit (d)(8) of the Schedule TO and is incorporated herein by reference.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented as follows:

1.	The subsection titled “Antitrust Compliance — United States” is hereby amended and restated in its entirety to read as follows (new language bolded and underlined; deleted language struck through):

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the FTC), certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain Premerger Notification and Report Forms have been filed with the FTC and the Antitrust Division of the DOJ and certain waiting period requirements have been satisfied. On July 7, 2022, SBP, Parent, Purchaser and the Company ~~will~~ filed their respective Premerger Notification and Report Forms with the FTC and the DOJ ~~on or before July 7, 2022~~ relating to the proposed acquisition of the Company.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire fifteen (15) days after Parent has filed its Premerger Notification and Report Form with the FTC and the DOJ and the applicable filing fee has been paid. If the fifteen (15)-day waiting period expires on a Saturday, Sunday or federal holiday as defined under 5 U.S.C. § 6103(a) (a “Federal Holiday”), then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or ~~f~~Federal ~~h~~Holiday. The parties may also choose to voluntarily re-start the initial fifteen (15) day waiting period by following certain prescribed procedures. However, ~~Purchaser~~ SBP and the Company may receive a request for additional information and documentary material from either the FTC or the DOJ prior to such expiration of the initial waiting period or re-started initial waiting period (a “Second Request”). If the FTC or the DOJ issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten (10) days, after the date on which Purchaser has substantially complied with the Second Request (however, the parties could agree with the FTC or DOJ not to consummate the transaction for some period of time after the waiting period expires). If the ten (10)-day waiting period expires on a Saturday, Sunday or Federal Holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or Federal Holiday. The FTC or the DOJ may terminate the additional ten (10)-day waiting period before its expiration. As a practical matter, if such Second Requests were issued, it could take a significant period of time to achieve substantial compliance with such Second Requests.

At 11:59 p.m., Eastern Time, on July 22, 2022, the waiting period applicable to the Offer under the HSR Act expired. Accordingly, the portion of the conditions to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase.

At any time before or after the consummation of the Merger, the DOJ, FTC, a U.S. state or a foreign governmental authority with jurisdiction over the parties could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Merger, to rescind the Merger or to seek divestiture of particular assets. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Although there is no assurance that they will not do so, we do not expect any regulatory authority, state or private party to take legal action under the antitrust laws.

2.	The last paragraph of the subsection titled “Committee on Foreign Investment in the United States” is hereby amended and restated in its entirety to read as follows (new language bolded and underlined; deleted language struck through):

SBP, Parent, Purchaser and the Company ~~have~~ jointly ~~elected to~~ made a voluntarily fil~~e~~ing for CFIUS review. CFIUS is expected to begin its forty-five (45) day review period, during which CFIUS will review the national security implications of the transaction.

3.	The last paragraph of the subsection titled “The United Kingdom National Security and Investment Act 2021” is hereby amended and restated in its entirety to read as follows (new language bolded and underlined; deleted language struck through):

On July 4, 2022, ~~SBP,~~ Parent~~, Purchaser and the Company have jointly elected to provide~~ filed a voluntarily notification of the Merger under the NSIA with the Secretary of State of the United Kingdom. The Secretary of State of the United Kingdom accepted the notification on July 6, 2022.

4.	The last paragraph of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following paragraphs at the end thereof:

Certain Litigation

On July 12, July 18, July 20, and July 22, 2022, four purported stockholders of the Company filed separate lawsuits against the Company and certain of its current and former directors and officers in the federal district court for the Southern District of New York, captioned Mark Diebolt v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-05941 (the “Diebolt Complaint”), Amber Johnson v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-06103 (the “Johnson Complaint”), Jacob Wheeler v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-00950 (the “Wheeler Complaint”), and Sam Carlisle v. F-star Therapeutics, Inc., et al., Case No. 1:22-cv-06253 (the “Carlisle Complaint,” and together with the Diebolt Complaint, Johnson Complaint, and Wheeler Complaint, the “Complaints”), respectively. Each complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act, and Rule 14d-9 promulgated thereunder and Section 20(a) of the Exchange Act. Each lawsuit alleges that the Schedule 14D-9 filed by the Company on July 7, 2022 is materially incomplete and misleading and seek to enjoin the Offer until the purported deficiencies in the 14D-9 are corrected, or alternatively, monetary damages if the Offer is consummated. The plaintiffs also seek fees and costs incurred in bringing the Complaints. The defendants believe the claims asserted in the Complaints are without merit.

The Company has also received demand letters from seven purported shareholders separately (collectively, the “Demand Letters”) requesting that the Company provide additional disclosures in connection with the Merger.

The Company and the defendants named in the Complaints and the Demand Letters believe that the claims asserted in the Complaints and the Demand Letters are without merit.

Additional lawsuits arising out of or relating to the Offer may be filed and other demand letters may be received in the future. If additional similar complaints are filed or demand letters are received, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit(s):

(d)(7)	Letter Agreement, dated July 25, 2022, by and between Parent and Darlene Deptula-Hicks.*
(d)(8)	Letter Agreement, dated July 25, 2022, by and between Parent and Louis Kayitalire.*

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2022

FENNEC ACQUISITION INCORPORATED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

INVOX PHARMA LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Chief Executive Officer

SINO BIOPHARMACEUTICAL LIMITED

By:	/s/ Benjamin Toogood
Name:	Benjamin Toogood
Title:	Authorized Signatory

EXHIBIT INDEX

Item 12.	Exhibits.

(a)(1)(a)	Offer to Purchase, dated July 7, 2022.*

(a)(1)(b)	Form of Letter of Transmittal.*

(a)(1)(c)	Form of Notice of Guaranteed Delivery.*

(a)(1)(d)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(e)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(f)	Summary Advertisement as published in The New York Times on July 7, 2022. *

(a)(1)(g)	Power of Attorney for SBP, dated as of June 22, 2022.*

(a)(5)(a)	Joint Press Release issued by Parent and the Company on June 23, 2022, attached as Exhibit (a)(5)(a) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).

(a)(5)(b)	Announcement, published by SBP on the Hong Kong Stock Exchange on June 23, 2022, attached as Exhibit (a)(5)(b) to the Form SC TO-C filed by Parent with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(a)(5)(c)	Press Release Announcing Commencement of Tender Offer issued by Parent on July 8, 2022.*
(d)(1)	Agreement and Plan of Merger, dated June 22, 2022, among SBP, Parent, Purchaser and the Company, attached as Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).

(d)(2)	Form of Securities Purchase Agreement, by and among Purchaser, Parent, SBP and the Company.*

(d)(3)	Form of Tender and Support Agreement, dated June 22, 2022, among Parent, Purchaser and the stockholders of the Company party thereto, attached as Exhibit 99.2 to the Form 8-K filed by the Company with the Securities and Exchange Commission on June 23, 2022 (incorporated herein by reference).
(d)(4)	Confidentiality and Non-Disclosure Agreement, dated as of December 17, 2021, by and between SBP and the Company.*
(d)(5)	Transition Services Agreement and Settlement Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Eliot Forster.*
(d)(6)	Amendment to Employment Agreement, dated as of June 22, 2022, by and among F-star Therapeutics Limited, Parent and Neil Brewis.*
(d)(7)	Letter Agreement, dated July 25, 2022, by and between Parent and Darlene Deptula-Hicks.**
(d)(8)	Letter Agreement, dated July 25, 2022, by and between Parent and Louis Kayitalire.**

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

____________________ *Previously filed. **Filed herewith.